[redacted]

11018599

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing
Section
MAR 30 2011
Washington, DC
110

SEC FILE NUMBER
8-17574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pershing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PERSHING PLAZA
(No. and Street)

JERSEY CITY	NJ	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE.	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Brian T. Shea and Joseph G. Schiavo, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pershing LLC, as of and for the year ended December 31, 2010, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 25, 2016

Brian T. Shea, Chief Executive Officer

Joseph G. Schiavo, Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERSHING LLC

(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Financial Statements and Supplementary Information

December 31, 2010

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Managers and
Member of Pershing LLC:

We have audited the accompanying statement of financial condition of Pershing LLC (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity, changes in subordinated indebtedness, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pershing LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2011

PERSHING LLC
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2010

(Dollars in millions)

Assets:		
Cash and cash equivalents	$	347
Cash and securities segregated for regulatory purposes		3,330
Financial instruments owned, at fair value		184
Collateralized financing agreements:		
Securities borrowed		2,895
Securities purchased under agreements to resell		462
Receivables:		
Customers		7,621
Broker-dealers and clearing organizations		3,527
Affiliates		19
Loans to affiliates		50
Intangible assets		31
Other assets		286
Total assets	$	18,752
Liabilities and member's equity:		
Liabilities:		
Drafts payable	$	508
Collateralized financing agreements:		
Securities loaned		1,922
Securities sold under agreements to repurchase		1,270
Payables:		
Customers		9,106
Broker-dealers and clearing organizations		1,853
Affiliates		711
Financial instruments sold, but not yet purchased, at fair value		149
Bank loans payable		1,185
Accounts payable, accrued expenses and other		288
Total liabilities		16,992
Member's contributions		639
Accumulated earnings		1,121
Total member's equity		1,760
Total liabilities and member's equity	$	18,752

See accompanying notes to financial statements.

PERSHING LLC
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Income

Year ended December 31, 2010

(Dollars in millions)

Revenues:		
Commissions	$	249
Processing and other fees		588
Interest and dividends		201
Principal transactions		73
Related party revenue		86
Other revenue		4
Total revenues		1,201
Expenses:		
Employee compensation and benefits		371
Floor brokerage, exchange and clearing fees		97
Communications and data processing		89
Occupancy and equipment		46
Related party expenses		261
Interest		19
Other expenses		156
Total expenses		1,039
Income before income taxes		162
Provision for income taxes		71
Net income	$	91

See accompanying notes to financial statements.

PERSHING LLC
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Changes in Member's Equity

Year ended December 31, 2010

(Dollars in millions)

		Member's contributions	Accumulated earnings	Total member's equity
Balances at January 1, 2010	$	609	1,030	1,639
Net income		—	91	91
Amortization of stock-based awards and exercises		11	—	11
Tax benefit related to inter-company goodwill amortization		20	—	20
Tax shortfall related to stock-based compensation		(2)		(2)
Other		1	—	1
Balances at December 31, 2010	$	639	1,121	1,760

See accompanying notes to financial statements.

PERSHING LLC
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Changes in Subordinated Indebtedness

Year ended December 31, 2010

(Dollars in millions)

		Total
Balance at January 1, 2010	$	140
Payment of subordinated note		(140)
Balance at December 31, 2010	$	—

See accompanying notes to financial statements.

PERSHING LLC
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Cash Flows

Year ended December 31, 2010

(Dollars in millions)

Cash flows from operating activities:		
Net income	$	91
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization of stock compensation		11
Depreciation and amortization of fixed assets		18
Other		1
Net deferred income tax benefit		(9)
(Increase) decrease in operating assets:		
Cash and securities segregated for regulatory purposes		1,442
Collateralized financing agreements		42
Receivables		(3,929)
Financial instruments owned, at fair value		8
Other assets		35
(Decrease) increase in operating liabilities:		
Drafts payable		172
Collateralized financing agreements		368
Payables		(259)
Due to affiliates		366
Financial instruments sold, but not yet purchased, at fair value		(13)
Accounts payable, accrued expenses and other		2
Net cash used in operating activities		(1,654)
Cash flows from investing activities:		
Purchase of fixed assets		(22)
Net cash used in investing activities		(22)
Cash flows from financing activities:		
Cash received from bank loan		1,185
Payment of subordinated note		(140)
Net cash provided by financing activities		1,045
Increase in cash and cash equivalents		(631)
Cash and cash equivalents at beginning of period		978
Cash and cash equivalents at end of period	$	347
Supplementary cash flow information:		
Interest paid	$	18
Taxes paid		71
Tax benefit related to inter-company goodwill amortization		20

See accompanying notes to financial statements.

(1) Organization and Description of Business

Pershing LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Group LLC (the Parent), which is a wholly-owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) authorized to engage in fully disclosed and omnibus clearing, sales and trading and brokerage services. The Company is a member of the New York Stock Exchange, Inc. (NYSE), Financial Industry Regulatory Authority (FINRA), Chicago Board of Options Exchange, Inc. and other regional exchanges.

(2) Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes may vary from actual results.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

(b) Collateralized Financing Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms from overnight up to three months. The Company nets repurchase agreements and resale agreements in the statement of financial condition in accordance with Accounting Standards Codification (ASC) 210-20, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The impact of netting as of December 31, 2010 was $2.5 billion.

Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash collateral that typically exceeds the market value of securities loaned.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

Interest and rebate revenues and expenses are earned from collateralized financing transactions and are accounted for on an accrual basis.

(c) ***Receivables and Payables – Broker-Dealers and Clearing Organizations***

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), and the Company's introducing brokers' margin loans. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), clearing deposits from introducing brokers, commissions and amounts payable to the Company's introducing brokers.

(d) ***Revenue Recognition***

Commissions are recorded to income on a trade date basis. Processing and other fees include clearance and custody fees, mutual fund fees, IRA fees and money fund fees and are recognized on an accrual basis.

ASC 605, Accounting for 12b-1 and money fund revenues follows the guidance contained in EITF Issue No. 99-19, *Reporting Revenues Gross versus Net* and accordingly, payments made to introducing brokers are netted against the 12b-1 and money fund revenues earned.

(e) ***Fair Value of Financial Instruments Owned***

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." Additionally, ASC 820 disallows the use of block discounts on positions traded in an active market as well as nullifies certain guidance in Emerging Issues Task Force Issue No. 02-3 regarding the recognition of inception gains on certain derivative transactions. Under ASC 820, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models. See note 3 to Financial Statements for disclosures with respect to ASC 820.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions in the accompanying statement of income.

In January 2010, the FASB issued ASU 2010-6 "Improving Disclosures about Fair Value Measurements." This amended ASC 820 to clarify existing requirements regarding disclosures of inputs and valuation techniques and levels of disaggregation. This ASU also required the following new disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales, issuances and settlements. This ASU is required in

interim and annual financial statements and was effective March 31, 2010. For the year ended December 31, 2010 the Company did not have any transfers between Levels.

(f) ***Fixed Assets and Intangibles***

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other non-qualifying costs incurred in connection with an internal-use software projects are expensed as incurred.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is 15 years from the date of acquisition and are assessed annually for impairment indicators pursuant to the provision of ASC 350, *Intangibles – Goodwill and Other,* and ASC 360, *Property, Plant & Equipment.*

(g) ***Exchange Shares***

The Company maintains shares on various domestic exchanges. Exchange shares owned by the Company are carried at cost and included in other assets. Assessments of the potential for other than temporary impairment of carrying values are made periodically. There were no exchange share impairments for the year ended December 31, 2010. The Company's carrying value of exchange shares is $0.2 million, with a related market value of approximately $1.8 million at December 31, 2010.

(h) ***Customer Transactions***

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

(i) ***Off-Balance Sheet Commitments***

As of December 31, 2010, the Company had commitments with three customers to lend a maximum total of $925 million for a term no longer than 364 days. These four commitments consisted of outstanding loans of $549.7 million which are reported in receivables from customers on the statement of financial condition and unfunded commitments totaling $375.3 million.

(j) ***Restricted Stock Units***

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for its plan in accordance with ASC 718, *Compensation – Stock Compensation* and, accordingly, compensation cost is measured at the grant date based on the value

of the award and is recognized over the vesting period. The Company's proportionate share of these expenses for the year ended December 31, 2010 was $9.8 million and has been included in compensation and benefits on the statement of income.

As of December 31, 2010, $10.7 million of total unrecognized compensation cost related to non-vested restricted stock is expected to be recognized over a weighted average period of approximately two years.

(k) Income Taxes

For U.S. federal, state and local income tax purposes, the Company has elected to be treated as a separate taxable entity and as such will provide for income taxes in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities using the tax rates expected to be enacted when the asset or liability is realized. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are included on the statement of financial condition as a component of other assets and due to affiliates, respectively.

The Company reflects the pro-rata share of tax benefits of its ultimate Parent's tax goodwill amortization as member's contribution on the statement of changes in member's equity.

(3) Financial Instruments

ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include asset-backed commercial paper, corporate debt, mortgage-backed securities, U.S. Government and agency securities and municipal debt.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2010.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to ASC 820. The following tables present the financial instruments carried at fair value as of December 31, 2010 (dollars in millions):

Assets at Fair Value as of December 31, 2010

		Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$	—	—	—	—
Trading Assets:					
Equities		33	—	—	33
Corporate and other debt		—	91	—	91
U.S. government debt and agency		—	39	—	39
Municipal debt		—	21	—	21
Total trading assets at fair value		33	151	—	184
Total assets at fair value	$	33	151	—	184

Liabilities at Fair Value as of December 31, 2010

		Level 1	Level 2	Level 3	Total
Trading liabilities:					
Equities	$	29	—	—	29
Corporate and other debt		—	97	—	97
U.S. government debt and agency		—	23	—	23
Municipal debt		—	—	—	—
Total trading liabilities at fair value	$	29	120	—	149

(4) Subordinated Indebtedness

At January 1, 2010, the Company had a subordinated debt agreement with the Parent and a revolving subordinated debt agreement with BNY Mellon, which bear interest at a rate of one-month LIBOR plus 400 basis points (4.23% at January 1, 2010), which qualifies as qualifying regulatory net capital in accordance with SEC Rule 15c3-1. In accordance with SEC regulations, subordinated indebtedness may not be repaid if net capital is less then 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met. On January 4, 2010, the $140 million equity subordinated loan was repaid and the agreement terminated.

(5) Bank Loans and Lines of Credit

The Company has a $1 billion unsecured line of credit agreement with the Parent. The Company also has a $500 million unsecured line of credit agreement with BNY Mellon. At December 31, 2010, there was $500 million in borrowings against the line of credit with BNY Mellon and there was $1.4 million in interest expense for the year ended December 31, 2010. The interest rate on such borrowings was 1% as of December 31, 2010.

The Company also has $2.5 billion in committed and uncommitted lines of credit with other banks as of December 31, 2010. There were borrowings of $1.2 billion against these lines of credit as of December 31, 2010. Interest on such borrowings is determined at the time each loan is initiated. Interest expense on such loans during the year ended December 31, 2010 was $6.6 million and is included as interest expense on the statement of income. The average interest rate on such borrowings was 1.2% at December 31, 2010.

(6) Receivables from and Payables to Broker-Dealers and Clearing Organizations

At December 31, 2010, amounts receivable from and payable to brokers-dealers and clearing organizations include the following (dollars in millions):

Receivables:		
Brokers and dealers	$	2,563
Securities failed to deliver		844
Clearing organizations		120
Total receivables	$	3,527
Payables:		
Brokers and dealers	$	988
Securities failed to receive		865
Total payables	$	1,853

(7) Related Party Transactions

Included in receivables from affiliates on the statement of financial condition at December 31, 2010 is approximately $2.5 million of receivables from affiliates related to clearing and technology related services. Included in payables to affiliates on the statement of financial condition at December 31, 2010 is approximately $51.2 million of payables to affiliates related primarily to the payable to BNY Mellon for taxes, payroll, technology charges allocated by an affiliate and lease payments due to an affiliate for fixed assets.

On September 9, 2006, the Company entered into a lending agreement with an affiliate of BNY Mellon. The Company agreed to lend the affiliate $50 million which is included in loans to affiliates on the statement of financial condition at December 31, 2010 and matures on September 9, 2011. For the year ended December 31, 2010, interest income received was $2.2 million, which is included in interest income on the statement of income.

The Company provides clearing services to various wholly owned broker-dealers of the Parent and indirect wholly owned subsidiaries of BNY Mellon. Cash balances due to these affiliates were approximately $155.9 million at December 31, 2010, which are included in payables to affiliates on the statement of financial condition. Clearing revenues from these affiliates and other affiliates were approximately $47.3 million for the year ended December 31, 2010, which is included in related party revenue on the statement of income.

The Company provides technology related services to various affiliates. These revenues were approximately $37.7 million, which is included in related party revenue on the statement of income for the year ended December 31, 2010.

The Company incurred expenses of approximately $62.2 million for the year ended December 31, 2010, for the payment of royalties to affiliates for use of the Pershing trade name and customer relationships, which are included in related party expenses on the statement of income.

The Company incurred other expenses totaling approximately $55.8 million for the year ended December 31, 2010, relating primarily to the cost of technology services from an affiliate as well as expenses totaling approximately $108.5 million for the allocation of data center costs from an affiliate which are included in related party expenses on the statement of income.

The Company received certain administrative support services from BNY Mellon primarily relating to financial system support, printing, payroll and bank fee services. Expenses of approximately $28.9 million related to such services are included in related party expenses on the statement of income for the year ended December 31, 2010.

For the year ended December 31, 2010, the Company leased furniture and fixtures and computer and other communications equipment from an affiliate. Expense for the leases was approximately $8.1 million and is included in occupancy and equipment on the statement of income.

(8) Fixed Assets

Fixed assets are included in other assets on the statement of financial condition and consisted of the following:

Capitalized software	$	102
Leasehold improvements		18
Computer equipment		10
Computer software		9
Other		11
Total		150
Less accumulated depreciation		(87)
Total	$	63

Depreciation expense for the year ended December 31, 2010 was approximately $15 million.

(9) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 and has elected to use the alternative method of computing regulatory net capital requirements provided for in that Rule. Under the alternative method, the required net capital may not be less than two percent of aggregate debit items arising from customer transactions or $1.5 million, whichever is greater. At December 31, 2010, the Company's regulatory net capital of approximately $1.2 billion was 11.83% of aggregate debit items and in excess of the minimum requirement by approximately $972 million.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2010, the Company had approximately $3.3 billion of cash on deposit in such accounts.

As a clearing broker, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing broker-dealers (the PAIB Reserve Formula). The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets on deposit at the Company as allowable assets in the correspondents' net capital calculation. As of December 31, 2010, the Company had no deposit requirement.

(10) Lease Commitments

The Company has non-cancelable leases for office space and equipment that expire on various dates through 2021. At December 31, 2010, minimum future rentals on non-cancelable operating leases are as follows (dollars in millions): 2011, $20; 2012, $20; 2013, $21; 2014, $19, 2015 $20 and S108 for the years thereafter. Rent expense for the year ended December 31, 2010 was $19.6 million and is recorded in occupancy and equipment expense on the statement of income.

(Continued)

(11) Income Taxes

The components of the provision for income taxes reflected in the statement of income for the year ended December 31, 2010 are set forth below (dollars in millions):

Current:		
Federal	$	57
State and local		23
		80
Deferred:		
Federal		(7)
State and local		(2)
		(9)
Total provision	$	71

A reconciliation of the statutory U.S. federal income tax rate to the effective tax rate on income before the provision for income taxes is as follows:

Statutory U.S. federal tax rate	35.0%
State and local taxes, net of federal benefit	8.2
Permanent benefit	0.1
Other	(0.1)
Effective tax rate	43.2%

The Company obtains a permanent tax benefit from the amortization of goodwill recorded on the Parent for book purposes but deductible by the Company for tax purposes. The tax benefit is treated as a contribution to capital by the Parent to the Company. The benefit approximates $19.6 million for federal and state purposes for the year ended December 31, 2010.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets at December 31, 2010, of approximately $20.2 million are included in receivables from affiliates and other assets on the statement of financial condition. Deferred tax liabilities relate principally to intangibles. Deferred tax assets relate principally to depreciation, reserves, and state taxes. Federal taxes payable of $20.1 million is included in due to affiliates and state taxes receivable of $6.8 million is included in other assets on the statement of financial condition.

(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (dollar in millions):

Balance at January 1, 2010	$	22
Prior period tax positions:		
Increases		1
Decreases		—
Current period tax positions		2
Settlements		—
Statute expiration		—
Balance at December 31, 2010	$	25

Of the above balance at December 31, 2010, $16.2 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Company recognizes accrued interest and penalties, if applicable, related to income taxes in income tax expense. The Company recognized $1.2 million in interest related to income taxes for the year ended December 31, 2010. The Company had $4.1 million for the payment of interest related to income taxes accrued at December 31, 2010.

The Company is included in the consolidated federal income tax return and certain combined and unitary returns of BNY Mellon. In addition, the Company files stand-alone tax returns in certain states including New Jersey.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2002. The New York State and New York City return examinations have been completed through 2004. The Company is under examination in New Jersey for years 2004 through 2007. In addition, the Company is open to examination in New Jersey for 2003.

The Company does not expect any change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

(12) Pledged Assets and Guarantees

At December 31, 2010, the market value of securities that the Company has pledged to counterparties and clearing organizations was $6.6 billion, which is related to collateralized financing and custody agreements. At December 31, 2010, the market value of securities received as collateral from counterparties was $5.7 billion. The Company routinely re-pledges, lends or resells these securities to third parties. At December 31, 2010, the market value of collateral re-pledged or lent was $927 million.

Obligations under Guarantees

The Company has adopted the disclosure and recognition requirements for guarantees in accordance with ASC 460, *Guarantees,* whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to

perform over the term of the guarantee in the event that certain events or conditions occur. These recognition requirements pertain to any new guarantees issued subsequent to December 31, 2002 or existing guarantees that were modified after December 31, 2002.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(13) Financial Instruments and Related Risks

(a) Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy

margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

(b) Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and/or loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

(c) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(d) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include forward foreign exchange contracts that are used to meet the needs of customers. Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currency at specific terms at specified future dates.

The Company mitigates the risk of these transactions by entering into offsetting transactions with an affiliate.

(14) Legal Proceedings

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's business. While vigorously contesting these cases, the Company as of December 31, 2010 has reserved $34.5 million for actions arising out of the sale by German introducing firms of U.S. listed options. The amount is included in accounts payable, accrued expenses and other in the accompanying statement of financial condition. The Company believes that as to all other matters, based on currently available information and the advice of counsel, that the results of all other such proceedings in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all of the claims asserted in these matters.

(15) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. All employees are eligible to participate and make before and after tax contributions of up to 20% of their eligible compensation. The Company makes periodic contributions to the Plan based on the discretion of management. The Company made a matching contribution of approximately $13.2 million to this plan for the year ended December 31, 2010, which is included in compensation and benefits on the statement of income.

SUPPLEMENTARY INFORMATION

Schedule I

PERSHING LLC

(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

(Dollars in Millions)

Net capital:		
Member's equity	$	1,760
Total capital and allowable subordinated liabilities		1,760
Non-allowable assets and deductions and charges:		
Non-allowable assets:		
Unsecured customer accounts		4
COD's collateralized by non-marketable securities		25
Securities owned, not readily marketable		4
Receivables from others		172
Loans to and receivables from affiliates		69
Fixed assets		74
Prepaid expenses		48
Total non-allowable assets		396
Deductions and charges:		
Aged fails to deliver		73
Other deductions and charges		103
Total deductions and charges		176
Net capital before haircuts on securities		1,188
Less: Haircuts on securities		18
Net capital		1,170
Computation of alternative net capital requirement:		
2% of combined aggregate debit items shown in formula for reserve requirements pursuant to Rule 15c3-3 (or $1.5 if greater)		198
Excess net capital	$	972
Percentage of net capital to combined aggregate debit items		11.83%
Net Capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	675

Statement pursuant to SEC Rule 17a-5(d)(4):

There are no material differences between the amounts presented above and amounts presented in the Company's December 31, 2010 unaudited amended FOCUS Part II Report filed by the Company as of February 28, 2011.

See accompanying report of independent registered public accounting firm.

Schedule II

PERSHING LLC
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Computation for Determination of Reserve
Requirements for Broker-Dealers Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2010

(Dollars in Millions)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	9,343
Monies borrowed collateralized by securities carried for the accounts of customers		1,029
Monies payable against customers' securities loaned		1,214
Customers' securities failed to receive		391
Credit balances in firm accounts which are attributable to principal sales to customers		344
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		32
Market value of short securities and credits in all suspense accounts over 7 business days		32
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or issuer during the last 40 days		8
Total credits	$	12,393
Debit balances:		
Debit balances in customers' accounts		7,168
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		1,527
Failed to deliver of customers' securities not older than 30 calendar days		217
Margin required on deposit with the OCC for all option contracts written or purchased in customer accounts		978
Aggregate debit items		9,890
Less 3%		(297)
Total debits		9,593
Excess of total credits over total debits	$	2,800
Amounts held on deposit in Special Reserve Bank Accounts at December 31, 2010	$	3,330
Amount of withdrawal on January 4, 2010		411
Amounts deposited (including qualified securities) in Special Reserve Bank Accounts on January 4, 2010	$	2,919

Statement pursuant to SEC Rule 17a-5(d)(4):

There are no material differences between the amounts presented above and amounts presented in the Company's December 31, 2010 unaudited amended FOCUS Part II Report filed by the Company as of February 28, 2011.

See accompanying report of independent registered public accounting firm.

PERSHING LLC
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

As of December 31, 2010

(Dollars in Millions)

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of December 31, 2010, for which instructions to reduce to possession or control had been issued as of December 31, 2010, but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3	$	193
A. Actual number of items		521
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$	—
A. Actual number of items		—

Statement pursuant to SEC Rule 17a-5(d)(4):
There are no material differences between the amounts presented above and amounts presented in the Company's December 31, 2010 unaudited amended FOCUS Part II Report filed by the Company as of February 28, 2011.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTARY REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)

The Board of Managers and Member
Pershing LLC:

In planning and performing our audit of the financial statements of Pershing LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011